Exhibit 99.3

CAN-003 Analysis Phase 2 trial of CVac for the treatment of ovarian cancer patients in first or second remission Supplemental information to conference call on 3rd June, 2014 ASX:PRR; NASDAQ:PBMD; ISIN:US74154B2034

Introductions Dr Bradley J. Monk Professor Division Director Division of Gynecologic Oncology Department of Obstetrics and Gynecology University of Arizona Cancer Center Dr Heidi Gray Associate Professor University of Washington Medical Center Fred Hutchinson Cancer Research Center

PROGRESSION-FREE SURVIVAL IN OVARIAN CANCER PATIENTS IN SECOND REMISSION IS IMPROVED WITH MUCIN 1 AUTOLOGOUS DENDRITIC CELL THERAPY (CAN-003) Heidi J. Gray, MD Data presented at the 50th ASCO Annual Meeting May 31, 2014

CAN-003: Randomized open label, phase 2 trial Purpose: – Determine the safety and efficacy of CVac vs Observational Standard of Care in patients with First or second remission Primary Objectives: Safety Progression-free survival (PFS) Secondary Objectives: Overall survival (OS) Immunologic response (humoral and cellular)

CAN-003 Study Design Patient R Population: Maintenance CVac A 9 Previously 10 doses (60 x 10 cells/dose) N Efficacy ITT Cytoreduced, Over 56 weeks (N = 29) Run-in* D Stage 3-4 EOC, (N= 7) Population O (N=56) First or Second M Control Arm Remission I Observational Standard of Care Within Z (N = 27) 12 weeks of CR E Progression by GCIC criteria (CA-125) & RECIST Pts enrolled CVac ID or 7 doses q 4 wks 3 doses q 8 PFS visits within 12 Observation wks every 12 wks of started within 10 wks complete wks of enrollment remission

CAN-003 Results: Demographics Characteristic CVAC SOC (N=29) (N=27) Remission status Achieved after first-line therapy 19 (66%) 17 (63%) Achieved after second-line therapy 10 (34%) 10 (37%) Disease stage III 24 (83%) 20 (74%) IV 5 (17%) 7 (26%) Histology subtype Serous 25 (86%) 23 (85%) Endometrioid 1 (3%) 2 (7%) Mucinous 1 (3%) 1 (4%) Other (mixed, not specified) 2 (7%) 1 (4%) Cytoreduction/debulking surgery Optimal 27 (93%) 23 (85%) Suboptimal 2 (7%) 4 (15%) Age years median (range) 58 (34-75) 49 (43-70)

CAN-003 Serious Adverse Events Event Outcome Causality Treatment group Recovered with 1.Small bowel obstruction Unrelated CVac treatment 2. Abdominal pain, dehydration, Recovered with Unrelated SOC nausea, vomiting treatment 3. Abdominal pain Recovered Unlikely Related CVac 4. Respiratory failure Fatal Unrelated SOC 5. Small bowel obstruction Recovered Unrelated CVac 6. Febrile neutropenia Recovered Unrelated CVac 7. Surgical removal iliac node Recovered with (hospitalization for progression) Unrelated CVac treatment 8. Small bowel obstruction Recovered Unrelated CVac 9. Disease progression / Recovered with laparoscopy Unrelated CVac treatment

CAN-003 Progression-Free Survival (ITT, n=56) 1.00 OSC: median PFS 8.64 months CVAC: median PFS 12.89 months Haz ard ratio 0.72 (95% CI: 0.38, 1.38) ity l 0.75 P=0.33 by log-rank tes t (2-s ided) Probabi sion 0.50 Progre s 0.25 0.00 0 6 12 18 24 30 Months OSC 10/27 5/15 1/10 4/9 0/0 CVAC 6/29 7/20 2/13 2/8 0/3 (#events/#at risk)

CAN-003 Comparison of PFS First Remission HR1.18 Second Remission HR0.32 Hazard ratio 0.32 (95% CI: 0.10, 1.03) Hazard ratio 1.18 (95% CI:0.51, 2.71) P=0.69 by log-rank test (2-sided) P=0.04 by log-rank test (2-sided) 1.00 1.00 OSC: median PFS 18.20 months OSC: median PFS 4.94 months CVAC: median PFS 12.89 months CVAC: median PFS not reached Probability 0.75 0.75 (>12.91 months) Progression 0.50 0.50 0.25 0.25 0.00 0.00 0 6 12 18 24 30 0 6 12 18 24 30 Months Months OSC 4/17 3/11 0/8 3/8 0/0 OSC 6/10 2/4 1/2 1/1 0/0 CVAC 4/19 5/14 2/9 2/6 0/3 CVAC 2/10 2/6 0/4 0/2 0/0 (#events/#at risk) (#events/#at risk)

CAN-003 Overall Survival First Remission HR0.63 Second Remission HR0.17 1.00 1.00 Probability 0.75 0.75 0.50 OSC: median OS not reached yet 0.50 OSC: median OS 26.25 months CVAC: median OS not reached yet CVAC: median OS not reached yet Survival Hazard ratio 0.63 (95% CI: 0.14, 2.82) Hazard ratio 0.17 (95% CI: 0.02, 1.44) 0.25 P=0.54 by log-rank test (2-sided) 0.25 P=0.07 by log-rank test (2-sided) Median follow-up 30 months Median follow-up 30 months 0.00 0.00 0 6 12 18 24 30 0 6 12 18 24 30 Months Months OSC 1/17 0/14 0/14 3/14 0/10 OSC 0/10 0/10 1/10 2/9 3/7 CVAC 1/19 0/17 0/17 0/16 2/14 CVAC 1/10 0/8 0/8 0/7 0/7 (#events/#at risk) (#events/#at risk)

CAN-003 Conclusions Feasibility - Multinational manufacture and distribution of CVac was possible Safe - CVac was well tolerated with minimal toxicity Immunogenic - Positive mucin 1-specific T cell response in CVac treated patients PFS signal in second remission Interim OS signal in second remission

Acknowledgements

- Patients & their families for participation

- My fellow collaborators in CAN-003

Goh J[1], Mason J[2], Chan J[3], Bottino J[4], Berek J[5], Beningno B[6], Mileshkin L[7], Recio F[8], Tchabo N[9], Del Priore G[10], Eisenberg P[11], Rose P[12], Mitchell P[13], Young J[14], Matos M[15], Secord A[16], Davy M[17], Gargosky S[18], Gray H[19]

1. Greenslopes Private Hospital, QLD, Australia
2. Scripps Cancer Center, CA, USA
3. University of California, San Francisco, CA, USA
4. New York Downtown, NY USA
5. Stanford Women's Cancer Center, CA, USA
6. Northside Hospital, GA, USA
7. Peter MacCallum Cancer Centre, VIC, Australia
8. Collaborative Research Group, FL, USA
9. Morristown Medical Center, NJ, USA
10. Indiana University Simon Cancer Center, IN, USA
11. Marin Cancer Care, CA, USA
12. Cleveland Clinic Foundation, OH, USA
13. Austin Health Cancer Centre, VIC, Australia
14. Medical University of South Carolina, SC, USA
15. Gold Coast Hospital, QLD, Australia
16. Duke University Medical Center, NC, USA
17. Royal Adelaide Hospital, SA, Australia
18. Prima BioMed, Sydney, Australia
19. University of Washington Medical Center, WA, USA

PRIMA BIOMED

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Q&A Dr Bradley J. Monk Professor Division Director Division of Gynecologic Oncology Department of Obstetrics and Gynecology University of Arizona Cancer Center Dr Heidi Gray Associate Professor University of Washington Medical Center Fred Hutchinson Cancer Research Center